Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Enters into a Definitive Merger Agreement with Amber DWM Holding Limited, a Leading Asian Digital Wealth Management Services Provider

HONG KONG — November 29, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Overlord Merger Sub Ltd. (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of iClick and Amber DWM Holding Limited (“Amber DWM”), a Cayman Islands exempted company and the holding entity of Amber Group’s digital wealth management business, known as Amber Premium (“Amber Premium”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

“This merger represents a transformative opportunity to broaden our business portfolio by integrating Amber DWM’s state-of-the-art digital wealth management solutions. By uniting iClick’s robust data analytic and enterprise software expertise with Amber DWM’s advanced digital wealth management services, we aim to unblock synergies between traditional finance and the rapidly evolving digital asset ecosystem, particularly benefitting corporate and high net worth individual clients”, said Mr. Jian Tang, Chairman, Chief Executive Officer and Co-Founder of iClick.

The Company is valued at US$40 million by equity value, and Amber DWM is valued at US$360 million by equity value on a fully-diluted basis (assuming the completion of certain restructuring as set forth in the Merger Agreement). Upon completion of the Merger, the Amber DWM shareholders and iClick shareholders (including holders of ADSs), in each case, immediately prior to the Merger, will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company, or 97% and 3% voting power, respectively. The Merger Agreement also contemplates that, upon the closing of the merger (the “Closing”), the Company will change its name to “Amber International Holding Limited” and adopt the tenth amended and restated memorandum and articles of association of the Company, in each case immediately before the effective time of the Merger (the “Effective Time”), following which the authorized share capital of the Company shall only consist of Class A ordinary shares and Class B ordinary shares (with different voting powers but equal economic rights), a par value of US$0.001 each. Please refer to the Merger Agreement filed as Exhibit 99.2 to the Form 6-K furnished by the Company to the SEC on November 29, 2024 for more details.

The Company’s board of directors (the “Board”) approved the Merger Agreement and other transaction documents, including but not limited to the voting agreement entered into by and among certain shareholders of the Company (who holds approximately 36% of the outstanding shares representing 71% voting power of the Company as of the date of this press release), the Company and Amber DWM (the “Voting Agreement”) (collectively, the “Transaction Documents”), and the transactions contemplated thereunder (the “Transactions”), with the assistance of its financial and legal advisors. The Board also resolved to recommend that the Company’s shareholders vote to authorize and approve the Transaction Documents and the Transactions when they are submitted for shareholder approval.

In connection with the Transaction, each of the shareholders of Amber DWM immediately prior to the consummation of the Merger is entering into a lock-up agreement with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 12 months following the Merger closing.

The completion of the Transactions is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Company’s shareholder approval and regulatory/stock exchange approvals (if applicable). The Merger Agreement provides for a long-stop date if the Merger is not completed by June 30, 2025.

Wayne Huo, Chief Executive Officer and Director of Amber DWM, said: “We are thrilled to embark on this transformative journey with iClick. This merger represents a significant milestone, bringing together Amber Premium’s expertise in digital wealth management and iClick’s innovative marketing technology. Together, we aim to redefine the digital financial ecosystem, delivering unparalleled value to our clients and stakeholders. We believe this partnership will accelerate our shared vision of seamless integration between technology, finance, and marketing/media, driving growth and innovation in the attention economy era.”

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 99.2 and 99.3 to the Form 6-K furnished by the Company to the SEC on November 29, 2024, respectively.

Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to iClick.

Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to Amber DWM.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned online marketing and enterprise solutions provider in Asia. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit https://ir.i-click.com.

About Amber Premium

Amber Premium, the business brand behind Amber DWM Holding Limited, is a leading digital wealth management services platform, offering private banking-level solutions tailored for the dynamic crypto economy to a premium clientele of esteemed institutions and qualified individuals. It develops, deploys, and supports innovative digital wealth management products and services for institutions and high-net-worth individuals, and provides institutional-grade access, operations and support. Amber Premium aims to be the top choice for one-stop digital wealth management services, delivering tailored, secure solutions that drive growth in the Web3 world.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Amber DWM or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Amber DWM or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Amber DWM and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Amber DWM’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Amber DWM and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Amber DWM, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, Amber DWM and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and securityholders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at ir.i-click.com.

For investor and media inquiries, please contact:

In Asia:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com